Exhibit 6.29

Vale Tactical Capital, LLC

Revenue Participation Agreement

This Revenue Participation Agreement (together with the Key Business Terms and Definitions, the Seller Parties Schedule, and any Addenda attached hereto, this “Agreement”) is entered into as of 09/22/2026              (the “Commencement Date”) by and among Vale Tactical Capital, LLC, a Delaware limited liability company, as purchaser (“Purchaser”), each entity identified in the Seller Parties Schedule attached hereto as a "Seller Entity" (each individually a "Seller Entity" and collectively the "Seller"), and each individual identified in the Seller Parties Schedule as a "Principal" who has executed the Performance Guaranty set forth in Article 6 (each individually a "Guarantor" and collectively the "Guarantors"; together with Seller, the "Seller Parties"). For good and valuable consideration, the mutual receipt and sufficiency of which is hereby acknowledged, the parties to this Agreement agree as follows:

Purchaser agrees to purchase, and Seller agrees to sell, a specified percentage of Seller's future receipts on the terms set forth in the Key Business Terms and Definitions and subject to the conditions of this Agreement. Where this Agreement refers to "Seller," it means all Seller Entities collectively and each Seller Entity individually, and each Seller Entity shall be jointly and severally liable for all obligations of the Seller hereunder.

KEY BUSINESS TERMS AND DEFINITIONS

The terms in the table below shall constitute defined terms with respect to this Agreement.

Transaction Economics

Term	Value	Definition
Purchase Price	2,000,000.00	The total dollar amount the Purchaser pays to buy the Seller's future receipts.
Funding Cost Ratio	1.22	The multiplier applied to the Purchase Price to calculate the Amount Sold.
Amount Sold	2,440,000.00	The total dollar value of future receipts being sold, calculated as Purchase Price multiplied by the Funding Cost Ratio.
Structuring and Administrative Fee	20,000.00 (deducted from Purchase Price at closing)	The amount Purchaser will withhold from the Purchase Price as compensation for the Purchaser’s due diligence and other costs in performing its analysis for financing this transaction.
Net Proceeds to Seller	1,980,000.00	The amount actually disbursed to Seller, net of any third-party payoffs and the Structuring and Administrative Fee.
Total Cost of Purchase	460,000.00	The Amount Sold plus the Structuring and Administrative Fee minus the Purchase Price.

Delivery Terms

Term	Value	Definition
Participation Percentage	4.57% of Future Receipts	The specified percentage of the Seller's Future Receipts (as defined in Section 1.1) that has been sold to the Purchaser.
Estimated Remittance Amount	135,555.56	The dollar amount debited from the Seller's account each remittance period, intended to approximate the Participation Percentage of actual receipts.
Participation Percentage – 3 Month Discount	3.43% of Future Receipts	The percentage will be 75% of the headline percentage for the first 3 months. Any accrued balances will be added to final payment
Remittance Frequency	Monthly	How often remittances are collected beginning from Commencement Date.
Remittance Method	ACH debit from Designated Account	The manner in which remittances are collected, which is ACH debit from the Designated Account.
Good Faith Estimated Term	18 Months (not a fixed term; see Section 1.3)	This Agreement has no term. However, based on Seller’s historical revenue, Purchaser has estimated how long it will take Seller to deliver the Amount Sold to Purchaser under this Agreement.
Designated Account	[See Seller Parties Schedule]	The specific bank account(s) identified in the Seller Parties Schedule from which Purchaser will debit remittances and into which the Seller must deposit all receipts.

Fee Schedule

Fee	Amount	Definition
Structuring and Administrative Fee	$ 20,000.00 (included above)	The amount Purchaser will withhold from the Purchase Price as compensation for the Purchaser’s due diligence and other costs in performing its analysis for financing this transaction.

NSF / Returned Item Fee	$ 35.00 per occurrence	A per-occurrence fee charged when an ACH debit is returned. Waived if the Seller timely requests a Reconciliation.
Account Access Interference Fee	$ 100.00 per occurrence	A per-occurrence fee charged when the Seller interferes with the Purchaser's read- only access to, or ability to debit the Designated Account where such debits are limited to the contractual Remittance amounts as adjusted by any applicable Reconciliation under Section 2.4.

Default Waiver Fee	$ 2,500.00 per occurrence	A per-occurrence fee charged if the Purchaser elects to waive an Event of Default rather than enforce remedies.

No other fees will be charged except as set forth in this Fee Schedule.

Early Repurchase Schedule

Early Repurchase Date	Discount Amount Sold
Calendar Days 1 - 30	$2,080,000.00
Calendar Days 31 - 60	$2,120,000.00
Calendar Days 61 - 90	$2,160,000.00
Calendar Days 91 - 120	$2,200,000.00
Calendar Days 121 - 150	$2,240,000.00
Calendar Days 151 - 180	$2,280,000.00
Calendar Days 181 - 210	$2,320,000.00
Calendar Days 211 - 240	$2,360,000.00
Calendar Days 241 - 270	$2,400,000.00

Repurchase Price = (Purchase Price x applicable Repurchase Factor) less total remittances received, plus any unpaid fees. Available only if no uncured Event of Default exists

SELLER PARTIES SCHEDULE

(Incorporated by reference into the Revenue Participation Agreement dated 09/18/2026

Seller Entity 1 (Primary)

Legal Name	Sugarfina Corporation
DBA (if applicable)
Entity Type	Corp
State of Organization	DE
Principal Address	5275 W Diablo Dr Las Vegas Nevada 89118
Tax ID (EIN)	84-3377991
Designated Account — Bank Name
Designated Account — Account Number
Designated Account — Routing Number

Principal 1

Full Legal Name	Scott LaPorta
Title / Role	CEO/Co-investor
Ownership %
Home Address
Email
Phone

ADDITIONAL TERMS AND CONDITIONS OF REVENUE PARTICIPATION AGREEMENT

ARTICLE 1: PURCHASE AND SALE

1.1    Purchase and Sale of Future Receipts. In exchange for the Purchase Price, Seller hereby sells, assigns, transfers and conveys to Purchaser all of Seller's right, title and interest in and to the Participation Percentage of its Future Receipts. Purchaser shall be entitled to receive such Participation Percentage of Future Receipts until the Completion Amount has been delivered to Purchaser in accordance with this Agreement. “Completion Amount” means the Amount Sold plus all fees and other amounts due hereunder. "Future Receipts" means all payments received by any Seller Entity from its customers for goods and services, in whatever form, including cash, check, ACH, wire transfer, credit card, debit card, and any other electronic or non-electronic payment method. The sale encompasses the Participation Percentage of Future Receipts generated by each Seller Entity, and each Seller Entity's obligations under this Agreement are joint and several.

1.2    True Sale; Assumption of Risk. It is the parties’ intent that this transaction constitutes a true sale of Future Receipts and is not a loan, line of credit, or other extension of credit. The Purchase Price is consideration for the sale of Future Receipts, not a loan principal. No interest accrues on any amount under this Agreement. Seller retains no legal or equitable interest in the Future Receipts sold to Purchaser. Purchaser's right to receive the Participation Percentage is contingent on Seller's continued generation of Future Receipts in the ordinary course of business. If Seller's business permanently ceases operations in the ordinary course (without committing an Event of Default), Purchaser's recourse is limited to Future Receipts generated prior to such cessation. Purchaser assumes the risk that Seller’s Future Receipts may be less than anticipated, and Seller shall have no obligation to deliver the Completion Amount except from Future Receipts, except in the event of an Event of Default.

1.3    No Fixed Term. This Agreement has no fixed maturity date. The Good Faith Estimated Term set forth in the Key Business Terms and Definitions is a non-binding estimate based on Seller's historical revenue and does not create an obligation to deliver the Amount Sold within any specified timeframe. Notwithstanding anything to the contrary herein, this Agreement together with all of Purchaser’s rights and interest in Seller’s Future Receipts will terminate upon Purchaser's receipt of the Completion Amount or Repurchase Price unless mutually agreed in writing by the Parties.

1.4    Business Purpose. Seller represents that it is entering into this Agreement solely for business purposes and will use the Purchase Price exclusively for the benefit and advancement of Seller's business operations.

ARTICLE 2: DELIVERY AND REMITTANCES

2.1    Remittance Mechanics. Seller authorizes Purchaser to debit the Estimated Remittance Amount from the Designated Account(s) identified in the Seller Parties Schedule via ACH according to the Remittance Frequency set forth in the Key Business Terms and Definitions. Each such debit is a "Remittance." If multiple Designated Accounts are identified, Purchaser may allocate Remittances across accounts in its reasonable discretion. Remittances will commence after the Commencement Date and continue until the Completion Amount has been received by Purchaser or this Agreement is otherwise terminated, after which all Remittances will terminate. If a scheduled Remittance falls on a non-Business Day, it will be processed on the next Business Day. The Estimated Remittance Amount is an administrative convenience only and is intended to approximate the Participation Percentage of Future Receipts. It does not create a fixed payment obligation and may be adjusted pursuant to Section 2.4.

2.2    Overpayment. If the final Remittance results in Purchaser receiving more than the Completion Amount, Purchaser shall refund the excess to Seller within five (5) Business Days.

2.3    Designated Account(s). Each Seller Entity shall deposit all of its Future Receipts into the Designated Account identified for such entity in the Seller Parties Schedule. No Seller Entity shall close, change, or redirect deposits away from its Designated Account without Purchaser's prior written consent. If a Designated Account becomes unavailable, the applicable Seller Entity shall designate a replacement account (subject to Purchaser's approval) within five (5) Business Days.

2.4    Reconciliation. Seller may request a reconciliation of Remittances to the Participation Percentage of Seller's actual Future Receipts at any time and not more than once per week. To request reconciliation, Seller shall submit a written request to Purchaser at Info@valetactical.com accompanied by bank statements for all Designated Accounts for the applicable period. Purchaser shall complete the reconciliation within five (5) Business Days and shall credit or debit the difference so that total Remittances for the period equal the Participation Percentage of actual Future Receipts. Purchaser shall not unreasonably condition, delay, or deny any reconciliation request. Failure by Seller to request reconciliation shall not waive its right to reconciliation. In addition, Purchaser shall, on its own initiative, conduct a reconciliation at least once every three (3) calendar months based on available information and shall make any appropriate adjustments to Remittances to ensure compliance with the Participation Percentage.

2.5    Adjustment. If a reconciliation results in a refund to Seller, Seller may request a prospective adjustment of the Estimated Remittance Amount. Purchaser shall adjust within five (5) Business Days to more closely reflect the Participation Percentage of Seller's current run-rate. Any adjustment remains in effect for thirty (30) days, after which Seller must provide updated bank statements. Purchaser may also initiate an adjustment or temporary suspension if Seller demonstrates changed circumstances that materially reduce Future Receipts.

2.6    Early Repurchase. At any time while this Agreement is in effect, provided no uncured Event of Default exists, Seller may terminate this Agreement by repurchasing the undelivered Future Receipts at the Repurchase Price set forth in the Key Business Terms and Definitions. Seller shall provide at least two (2) Business Days' prior written notice. Any such repurchase shall be optional and shall not constitute a repayment of indebtedness.

ARTICLE 3: REPRESENTATIONS, WARRANTIES AND COVENANTS

Seller represents, warrants and covenants to Purchaser, as of the date hereof and on a continuing basis until the Completion Amount has been received. Where any representation, warranty or covenant refers to "Seller," it applies to each Seller Entity individually and all Seller Entities collectively:

(a)    Each Seller Entity is duly organized, validly existing and in good standing in its jurisdiction of organization, with full power and authority to enter into and perform this Agreement.

(b)    The execution and delivery of this Agreement have been duly authorized by all necessary organizational action of each Seller Entity and do not violate any law, organizational document, or contractual obligation binding on any Seller Entity.

(c)    All information furnished by Seller to Purchaser, including financial statements, bank statements, and application materials, is true, complete and accurate in all material respects as of the date provided.

(d)    Seller's Future Receipts are free and clear of all liens, encumbrances, and adverse claims, except as disclosed in writing to Purchaser.

(e)    No Seller Entity is the subject of any pending or threatened bankruptcy, insolvency, or reorganization proceeding, and no Seller Entity has consulted with bankruptcy counsel within the six (6) months preceding this Agreement.

(f)    Each Seller Entity is in compliance with all applicable laws, regulations, and permits necessary to conduct its business, and shall remain so throughout the term of this Agreement.

(g)    Each Seller Entity has filed and paid all taxes when due and maintains workers' compensation, general liability, and business interruption insurance in commercially reasonable amounts.

(h)    Seller shall promptly notify Purchaser of any material adverse change in the financial condition, operations, or ownership of any Seller Entity, or the occurrence of any event that could reasonably be expected to impair Seller's ability to perform hereunder.

(i)    Seller shall not, without Purchaser's prior written consent: (i) sell Future Receipts of any Seller Entity to any other party or enter into any additional revenue-based financing, merchant cash advance, or similar arrangement; (ii) sell all or substantially all of the assets of any Seller Entity; (iii)   change any Seller Entity's legal name, entity type, jurisdiction of organization, or principal place of business; or (iv) effectuate a change of control of any Seller Entity.

(j)    Each Seller Entity shall maintain its Designated Account and ensure that Purchaser retains continuous read-only electronic access (including, without limitation, via Plaid or comparable service) to monitor account activity. If access is disrupted, the applicable Seller Entity shall restore it within two (2) Business Days.

(k)    Seller shall provide Purchaser with bank statements, financial statements, or other business records for any Seller Entity within five (5) Business Days of any reasonable request.

(l)    Seller shall treat this transaction as a sale of Future Receipts (not a loan) in its books, records, and tax returns. Seller waives any right to assert that this transaction constitutes a loan in any legal proceeding.

ARTICLE 4: SECURITY INTEREST

4.1    Grant of Security Interest. The Future Receipts sold hereunder constitute "accounts" or "payment intangibles" under the Uniform Commercial Code (the "UCC"). To secure Seller's performance of its obligations under this Agreement, each Seller Entity grants Purchaser a continuing, first-priority security interest in all of such Seller Entity's right, title and interest in: (a) accounts; (b) payment intangibles; (c) letter of credit rights; (d) all records relating to the foregoing; and (e) all proceeds of the foregoing (collectively, the "Collateral"). This security interest is granted to protect Purchaser's purchased interest in Future Receipts and shall not be construed as creating a financing arrangement.

4.2    UCC Filings. Each Seller Entity authorizes Purchaser to file UCC-1 financing statements against such Seller Entity and any amendments or continuations as Purchaser deems necessary to perfect its security interest. Such filings shall note that the underlying transaction is a sale of Future Receipts.

4.3    Release. Upon Purchaser's receipt of the Completion Amount and Seller's full performance of all obligations hereunder, the security interest shall automatically terminate and Purchaser shall file UCC-3 termination statements against each Seller Entity within fifteen (15) Business Days at Purchaser's expense.

ARTICLE 5: EVENTS OF DEFAULT AND REMEDIES

5.1    Events of Default. Each of the following constitutes an "Event of Default," provided that no act shall constitute an Event of Default if it occurs solely as a result of Seller’s decline in revenue, ceasing operations in the ordinary course or filing for bankruptcy:

(a)    Diversion of Receipts. Any Seller Entity closes, changes, or redirects deposits away from its Designated Account without Purchaser's prior written consent, or takes any action that prevents or impedes Purchaser from receiving Remittances.

(b)    Unauthorized Encumbrance. Any Seller Entity sells, pledges, or encumbers Future Receipts in favor of any third party, or enters into any additional revenue-based financing, merchant cash advance, or similar arrangement, without Purchaser's prior written consent.

(c)    Material Misrepresentation. Any representation or warranty made by any Seller Party in this Agreement or any document furnished to Purchaser proves to have been materially untrue or misleading when made.

(d)    Unauthorized Change of Business. Any Seller Entity sells substantially all of its assets, materially changes the nature of its business, changes its legal entity, jurisdiction, name, or control, without Purchaser's prior written consent.

(e)    Loss of Account Access. Any Seller Entity fails to maintain or restore Purchaser's read-only electronic access to its Designated Account within two (2) Business Days of disruption.

(f)    Breach of Covenant. Any Seller Party breaches any other material covenant in this Agreement and fails to cure such breach within ten (10) Business Days after written notice from Purchaser.

5.2    Cure Period. Upon the occurrence of an Event of Default under Sections 5.1(a) through 5.1(e), Seller shall have five (5) Business Days from receipt of written notice from Purchaser to cure the default. Events of Default under Section 5.1(f) have a ten (10) Business Day cure period. If cured within the applicable period, the Event of Default shall be deemed waived.

5.3    Remedies. If an Event of Default has occurred and remains uncured, Purchaser may exercise any or all of the following remedies:

(a)    Enforce its rights to receive the purchased Future Receipts and recover damages resulting from Seller’s breach, including the value of the undelivered purchased Future Receipts.

(b)    Debit amounts due from any Designated Account (or any other account into which any Seller Entity deposits Future Receipts) via ACH.

(c)    Exercise all rights of a secured party under Article 9 of the UCC with respect to any Seller Entity, including notification of account debtors.

(d)    Enforce the Performance Guaranty set forth in Article 6 against any or all Guarantors after first pursuing remedies against all Seller Entities.

(e)    Commence legal proceedings against any or all Seller E n t i t i e s to recover all amounts due, including Purchaser's reasonable attorneys' fees and costs of collection.

All remedies are cumulative and not exclusive of any other remedies available at law or in equity.

ARTICLE 6: PERFORMANCE GUARANTY

6.1    Guaranty of Performance. Each Guarantor unconditionally and irrevocably guarantees to Purchaser the performance by each Seller Entity of all of Seller's obligations under this Agreement; provided, however, that the liability of each Guarantor shall be limited solely to losses, damages, and costs incurred by Purchaser arising from (i) fraud, intentional misconduct, or material misrepresentation by any Seller Entity, (ii) the diversion, misapplication, or interference with Future Receipts or Remittances, or (iii) any other Event of Default resulting from actions that impair Purchaser’s rights to the purchased Future Receipts. For the avoidance of doubt, no Guarantor shall have any liability solely as a result of any Seller Entity’s failure to generate revenue or a reduction in Future Receipts as a result of a decline in business performance in the ordinary course. However, Guarantor shall remain liable for any act or omission by Seller that impairs Purchaser’s ability to receive the purchased Future Receipts, including failure to remit receipts actually received.

6.2    Nature of Guaranty. This Guaranty is a guaranty of performance, not of payment. It does not constitute, and shall not be construed as, a guaranty of any repayment obligation or indebtedness. For the avoidance of doubt, the Purchaser may not proceed against Guarantor in a personal capacity for the recovery of any sums or amounts due or outstanding from Seller Entities or seek any other monetary remuneration from Guarantor except for the liabilities described in Section 6.1(i) and only after first pursuing remedies against the Seller Entities in accordance with Section 6.3. Purchaser shall not proceed against Guarantor for any amount exceeding the dollar amount of Future Receipts then outstanding under the terms of this Agreement.

The parties acknowledge that this Agreement is intended to effect a sale of Future Receipts and not a loan, and nothing herein is intended to create a debtor-creditor relationship between Seller and Purchaser.

6.3    Joint and Several; Order of Remedies. If there is more than one Guarantor, their obligations are joint and several. Purchaser may enforce the Guaranty against any Guarantor after first pursuing remedies against all Seller Entities, other Guarantors, and any Collateral.

6.4 Continuing Guaranty. This Guaranty remains in effect until the Completion Amount has been received by Purchaser and all obligations under this Agreement have been satisfied in full. No Guarantor may revoke or terminate this Guaranty while any obligation remains outstanding.

6.5    Credit Authorization. Each Guarantor authorizes Purchaser to obtain personal credit reports at the time of application and at any time during the term of this Agreement for purposes of underwriting, account review, and renewal decisions. However, Guarantor shall not be obligated to provide Purchaser with any other personal financial information, including but not limited to personal bank statements, financial statements, or tax returns.

ARTICLE 7: CREDIT AUTHORIZATION

Each Seller Entity authorizes Purchaser to obtain business credit reports at the time of application and at any time during the term of this Agreement for purposes of underwriting, account review, renewal decisions, and enforcement. Each Seller Entity authorizes Purchaser and its agents to investigate its financial condition and will provide bank statements, financial statements, tax returns, and other information as Purchaser reasonably requests. Personal credit authorization for each Guarantor is set forth in Section 6.5.

ARTICLE 8: INDEMNIFICATION

Each Seller Entity and Guarantor hereby jointly and severally indemnify and hold harmless Purchaser, their respective officers, directors, agents and representatives and shareholders against all losses, damages, claims, liabilities, and expenses (including reasonable attorney’s fees) incurred by any such indemnitee as a direct or indirect result of (a) actions taken or claims asserted by each Seller Entity and Guarantor in connection with this Agreement.

ARTICLE 9: GENERAL PROVISIONS

9.1    Governing Law and Venue. This Agreement shall be governed by the laws of the State of New York without regard to conflict of laws principles. Any action or proceeding arising out of this Agreement shall be brought exclusively in the state or federal courts located in New York, New York. Each Seller Party irrevocably submits to such jurisdiction and waives any objection to venue.

9.2    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY ACKNOWLEDGES THAT THIS WAIVER IS MADE KNOWINGLY, VOLUNTARILY, AND WITHOUT DURESS, AND AFTER HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL.

9.3    Class Action Waiver. Each party agrees that any claims arising out of this Agreement shall be brought in an individual capacity only. No party shall participate as a representative or member in any class, collective, or representative action.

9.4    No Liability. In no event will Purchaser be liable for any claims asserted by any Seller Entity under any legal or equitable theory for lost profits, lost revenues, lost business opportunities, exemplary, punitive, special, incidental, indirect or consequential damages, each of which is waived by each Seller Entity and Guarantor.

9.5    Assignment. Purchaser may assign its rights and obligations without Seller's consent. No Seller Party may assign any rights or obligations without Purchaser's prior written consent.

9.6    Amendments. This Agreement may not be amended, modified, or waived except by a written instrument signed by all parties.

9.7    Severability. If any provision is held invalid or unenforceable, the remaining provisions shall continue in full force and effect.

9.8    Entire Agreement. This Agreement (including the Key Business Terms and Definitions, the Seller Parties Schedule, and all Exhibits and Addenda) constitutes the entire agreement between the parties and supersedes all prior agreements and understandings.

9.9    Notices. Each Seller Entity consents to service of process and legal notices made by certified or priority mail delivered by the United States Postal Service and addressed to the respective party's address set forth in the Seller Parties Schedule or any other address(es) provided in writing to Purchaser by Seller Entity, and unless applicable law or rules provide otherwise, any such service or legal notice will be deemed complete upon dispatch. Notwithstanding the foregoing, any communications other than service of process or legal notices may be sent to the parties at their physical address or e-mail address listed in the Seller Parties Schedule attached hereto.

9.10    Counterparts; Electronic Signatures. This Agreement may be executed in counterparts. Electronic and PDF signatures shall have the same force as originals.

9.11    Right to Cancel. Seller may cancel this Agreement within five (5) Business Days following receipt of the Purchase Price provided Seller has not used any of the Purchase Price and by delivering written notice and returns the full Purchase Price by same-day wire. Purchaser may retain the Structuring and Administrative Fee. Purchaser may cancel prior to disbursement of the Purchase Price.

9.12    State Disclosures. Purchaser shall provide all disclosures required by applicable law, including without limitation New York, California, Virginia, and Utah commercial financing disclosure laws, prior to consummation of the transaction. Such disclosures are incorporated herein by reference.

9.13    Servicing. Purchaser may at any time appoint a third-party Servicing Agent to perform any or all of Purchaser's rights under this Agreement, including collection of Remittances. Such Servicing Agent shall have all rights and authorizations granted to Purchaser hereunder.

IN WITNESS WHEREOF, each party has executed this Agreement as of the date first written above.

SELLER ENTITIES:

Each Principal identified below signs on behalf of each Seller Entity in their capacity as authorized signatory.

Seller Entity 1: Sugarfina Corporation

By:	/s/ Scott LaPorta
Name:	Scott Laporta
Title:	Authorized Signatory

PERFORMANCE GUARANTORS:

By signing below, each Guarantor agrees to the Performance Guaranty set forth in Article 6.

Signature:	/s/ Scott LaPorta
Date:	9/22/2026

Name:	Scott Laporta
Title:	Authorized Signatory

PURCHASER:
Vale Tactical Capital, LLC

By:	/s/ Matthew Capasso
Name:	Matthew Capasso
Title:	Managing Partner, Head of Underwriting

EXHIBIT A

Electronic Fund Transfer Authorization

Each Seller Entity identified in the Seller Parties Schedule irrevocably authorizes Purchaser (including its agents, successors, and assigns) to initiate ACH debits from the Designated Account(s) in the amounts and at the frequency specified in the Key Business Terms and Definitions Schedule until such time as the Completion Amount is received by Purchaser or this Agreement is otherwise terminated in accordance with Section 2.6 or by mutual written Agreement of the Parties. This authorization extends to: (a) each scheduled Remittance; (b) any fees due under the Agreement; (c) any amounts due upon an uncured Event of Default; and (d) corrective debits or credits to remedy processing errors. This authorization shall remain in effect until all obligations under this Agreement have been satisfied in full. Each Seller Entity represents that its Designated Account is used solely for business purposes and that the individual signing below is authorized to execute this authorization on behalf of such Seller Entity.

Seller Entity 1: Sugarfina Corporation

By:	/s/ Scott LaPorta
Name:	Scott Laporta
Title:	Authorized Signatory

Date:	9/22/2026